AMPAL-AMERICAN ISRAEL CORPORATION

555 Madison Avenue
New York, New York 10022
(866) 447-8636

VIA EDGAR AND VIA FACSIMILE TRANSMISSION

Daniel L. Gordon
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

August 30, 2010

Re:	Ampal-American Israel Corporation (the “Company”)
Form 10-K for the Year Ended December 31, 2009 Filed March 8, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010 Filed August 4, 2010
Definitive Proxy Statement Filed March 31, 2010
File No. 000-00538

Dear Mr. Gordon:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated August 23, 2010 regarding the Company's (i) Form 10-K for the Year Ended December 31, 2009, (ii) Form 10-Q for the Quarterly Period Ended June 30, 2010 and (iii) Definitive Proxy Statement Filed March 31, 2010.

For reference purposes, the text of your letter dated August 23, 2010, has been set forth below with the Company’s response below each numbered comment. All capitalized terms used and not defined shall have the meanings ascribed to such terms in the filings noted above.

Form 10-K for the year ended December 31, 2009

Item 7.              Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Liquidity and Capital Resources, page 42

1.
We have reviewed your proposed disclosure in your response to comment 1 in your letter dated August 3, 2010, and your disclosure in your Form 10-Q for the Quarterly Period Ended June 30, 2010, as it relates to your liquidity and capital resources.  We note that you have current debt principal obligations of $43 million and ship purchase obligations of $22 million coming due within the next 12 months, and cash and marketable securities of $36.4 million.  The shortfall of approximately $30 million significantly exceeds your operating cash flows in recent historical periods.  Tell us how you plan to address this shortfall, and show us the disclosure you will include in future filings to specifically address your liquidity needs over the subsequent 12 month period, rather than providing boilerplate disclosure that you may need to borrow or liquidate assets.

Mr. Daniel L. Gordon
August 30, 2010

Response:

The Company advises the Staff that it has the capacity to fund all of its $22 million of ship purchase obligations, by drawing on existing committed credit facilities.  The existing facilities are sufficient to fund the full $22 million of ship purchase obligations and credit availability is based on the same milestones as in the ship construction agreements, with the intent for the Company’s credit to be available on a back to back basis.

With respect to the Company’s remaining cash needs, when evaluating the Company’s sources of cash flows to fund its debt and other cash requirements, management takes into consideration the Company’s ability to generate cash flow from operations during recent historical periods. Management believes that cash flow from operations together with the Company’s existing cash levels will enable it to meet the remaining $43 million of current debt obligations coming due in the next 12 months.

Moreover the Company expects that following the acquisition of the business of 012 Smile.Communications Ltd. (“012”) by the Company’s subsidiary, 012 Smile Telecom Ltd. (“012 Smile,” formerly Ampal Investments and Communications 2009 Ltd.), which occurred on January 31, 2010 its' cash flows from operations will increase.  In 2009, 012’s cash provided by operating activities was approximately $66 million. Since this acquisition, the Company has reported segment earnings of $1.8 million from its Communications segment, which essentially represents the 012 Smile operations.  These earnings reflect various non-cash expenses, such as depreciation and amortization, in the amount of $20.9 million, resulting in $23.8 million of cash flow from operations.  These results are consistent with the Company’s expectations at the time of the acquisition.

The following is a sample of the type of disclosure that the Company will include in its future filings: “The Company has cash flow obligations over the next 12 months, consisting primarily of $22 million in ship purchase obligations and $43 million in current debt obligations.  In order to meet these cash requirements, the Company intends to use, as necessary, its ability to draw down on existing committed credit facilities to fund the $22 million ship purchase obligations.  The Company also anticipates using a portion of its $36.4 million of cash and marketable securities and its' operating cash flows (including those resulting from its recent acquisition of 012 Smile in 2010) to meet its remaining $43 million of current debt obligations.”

Mr. Daniel L. Gordon
August 30, 2010

2.
We have reviewed your proposed disclosure in your response to comment 1 in your letter dated August 3, 2010, and your disclosure in your Form 10-Q for the Quarterly Period Ended June 30, 2010, and note that you have the ability and intent to refinance existing debt facilities totaling approximately $166 million, maturing within the next 12 months.  Please tell us how you have determined you have the ability to refinance each of these facilities, and tell us any terms and conditions that must be met.  Please also tell us if there may be circumstances where you may not be able to refinance these facilities, and what the repercussions would be.  Please show us the disclosure you will include in future filings to address this issue.

Response:

The $166 million in debt facilities that the Company intends to refinance in the following 12 months consist of three different types of debt facilities as described below:

•
M&A Loans:  The Company has $70 million of indebtedness attributable to the acquisition of its subsidiaries Gadot Chemical Tankers and Terminals Ltd. (“Gadot”) ($43 million) and 012 Smile ($27 million), which is subject to credit facilities that by their terms give the Company the sole option to extend the repayment of such indebtedness. In order to exercise its option to extend those loans, the Company is required to meet all covenants under the facilities and no events of default shall have occurred that would cause the Company to be in breach of the terms of those loans agreements.  As of June 30, 2010, the Company met the requirements to exercise its right to extend the loans and was entitled to extend the repayment of the $70 million of indebtedness.

•
Bank Credit:  The Company has $79 million of indebtedness that consists of short-term working capital credit facilities (received from several banks that each one of them negotiated with the Company independently) that fund the Company's current activities.  A common practice in Israel is for companies to finance current activities, such as working capital and current operations, through the use of short-term loans that are renewed on a regular basis.  There is no contractual obligation on the part of the banks to renew the loans, but the facilities are typically renewed in the ordinary course.  In practice, banks would elect not to renew such types of loans only if there has been or there is likely to be a material adverse effect on the Company's business or the Company is or will be in breach of a material covenant in other material loan agreements of the Company.  The Company believes that there is currently no change in the Company’s financial condition which is likely to result in the banks electing not to renew these short-term credit facilities.  If a bank decides not to renew a short-term credit facility, the Company can turn to other banks or the financial markets. For example, the Company has recently received an A3 rating (with a negative outlook) from Midroog Ltd. (an affiliate of Moody's Investors Service) on the Company’s Series C debentures, in the amount of NIS 170 million (approximately $45 million), which the Company is planning to offer in Israel.

Mr. Daniel L. Gordon
August 30, 2010

•
Other:  The Company has $17 million of short-term loans that are renewable for six or twelve month periods. The loans primarily were used to finance the purchase of fixed assets and leasehold improvements. Towards the end of 2010, the Company will decide whether to renew or refinance the loans. If the Company is unable to renew these loans, the Company can turn to other banks, to the financial markets or to repay the loans from its cash and cash equivalents.

The following is a sample of the disclosure that the Company will include in its future filings: “Over the next 12 months the Company intends to refinance or rollover approximately $166 million in indebtedness maturing over such 12-month period.  The Company and its subsidiaries have loans of $70 million,  which by their terms give the Company the sole option to extend the facilities as long as the Company is not in breach of its obligations under the credit agreements.  The Company also has short-term bank credit of approximately $79 million for financing the current activities of the Company, such as working capital and current operations, and, consistent with Israeli practice, is renewed on a regular basis.  However, there is no contractual obligation for the banks to renew these short-term loans.  The Company is not aware of any change in the Company's financial condition which is likely to result in the banks electing not to renew these short-term credit facilities (including, but not limited to, meeting the covenants in the loan agreements).  Management believes that similar debt under similar terms is readily available from other banking institutions in Israel to the extent any bank in the Company’s current banking group does not participate further.  The Company has an additional $17 million of short-term current debt obligations that the Company intends to renew or to refinance during the remaining portion of 2010.  To the extent the Company cannot refinance any of the foregoing indebtedness with the current financing banks, the Company will turn to other banks and/or the financial markets, such as by publicly offering debentures in Israel, which the Company has done in the past.”

Mr. Daniel L. Gordon
August 30, 2010

Form 10-Q for the Quarterly Period Ended June 30, 2010

6.  East Mediterranean Gas Company, page 10

3.
We note from your disclosure that it is not clear what impact the legislation passed by the Government of Egypt in May 2008 will have on EMG, but we also note that you disclose earlier in the same paragraph that the impact of this change in the law would be to impose a 20% tax on EMG’s net future income.  Please tell us what periods this law impacts, and if you have accounted for the reduced historical and future income when testing your investment in EMG for impairment.

Response:

The legislation by the government of Egypt imposing the 20% corporate income tax became effective as of May 5, 2008 and by its terms has been applicable to EMG since such date. When testing the investment of EMG for impairment, the Company used an economic valuation that was prepared under the assumption that EMG will not pay any corporate income tax for several reasons.  EMG has the ability to change its debt structure, which will increase the leverage on EMG, resulting in a distribution to its shareholders.  As a result of such a restructuring, EMG’s financial expense would increase, resulting in a reduced tax liability for EMG.  Furthermore, the Company understands that EMG intends to distribute most of its future net income as dividends and, therefore, the Company (since it holds more than 10% of ownership interest in EMG) will be able to use part of the tax paid in Egypt as a tax credit for U.S. tax purposes.  To conclude, the Company believes that because of EMG’s ability to modify its debt structure and the Company’s ability to use the tax credits, the effect of the tax paid in Egypt can be reduced substantially.

The Company also conducted a valuation analysis of EMG taking into account the payment of the 20% corporate income tax in Egypt by EMG (without taking into consideration any changes in debt structure or any tax credits or tax loss carryforwards). According to such analysis, even if the 20% tax was paid by EMG, there would be no need to record a provision for impairment.

4.
We have reviewed your response and proposed disclosure in your response to comment 3 in your letter dated August 3, 2010, and note that a significant component of your unreserved deferred tax asset balance relates to loss carryforwards which you intend to utilize by selling all or a portion of your investment in EMG, which currently has sufficient unrealized gains to fully utilize these net deferred tax assets.  Please tell us if the value of those unrealized gains contemplates the enforcement of the Egyptian legislation passed in May 2008, and if not, please tell us whether the enforcement of that legislation would have a material impact on the amount of unrealized gains available to utilize your deferred tax assets.  If so, please quantify the amount of unrealized gains that would be available, and the impact it would have on your valuation allowance for your net deferred tax assets.

Mr. Daniel L. Gordon
August 30, 2010

Response:

The computation of the unrealized gains on the investment in EMG was based on the valuation that assumes no payment of the 20% corporate income tax. The reason for that is that like  the Company that is entitled to use the tax payments paid by EMG in Egypt as underline tax credits in the U.S.as the same would be for any other U.S. investor that will hold more than 10% interest in EMG. When using the valuation that takes into consideration the 20% corporate income tax in Egypt (without taking into consideration any tax credits), the effect will result in reducing the unrealized gain that can shield the Company's net operation loss by approximately $82 million and, consequently, will impact the valuation allowance for the net deferred tax asset by approximately  $8.1 million (which represents the difference between the Israeli tax rate and the US tax rate).

15.  Legal Proceedings, page 17

5.	Please tell us if unfavorable outcomes related to any legal claims filed against subsidiaries and affiliates of the company are probable, and if any accruals have been made.

Response:

No unfavorable outcomes related to any legal claims filed against subsidiaries and affiliates of the Company are probable and therefore no accruals have been made.

6.
We note that for certain of your disclosed legal claims you do not disclose the possible loss or range or loss, or provide a statement that an estimate of the loss cannot be made.  ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made.  Please revise your disclosures beginning in the third quarter Form 10-Q to include all of the disclosures required by paragraphs 3-5 of ASC 450-20-50.  In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

Mr. Daniel L. Gordon
August 30, 2010

Response:

We note the Staff’s comments and the Company will include such disclosure beginning on its Form 10-Q for the third quarter of 2010.

* * * * *

In connection with our response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (866) 447-8636.

       We thank you in advance for your assistance.

Very truly yours,

/s/ Irit Eluz
Name:	Irit Eluz
Title:	CFO, SVP Finance & Treasurer